Exhibit 23.3

Consent of KPMG LLP

The Board of Directors
CIENA Corporation:

We consent to the incorporation herein by reference of our report dated January 31, 2002, except Note 17, which is as of February 20, 2002, relating to the consolidated balance sheets of ONI Systems Corp. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of ONI Systems Corp. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Mountain View, California
September 26, 2003